355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com
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Attention:    Kevin Woody, Branch Chief
Shannon Sobotka, Staff Accountant

Re:    Kennedy-Wilson Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Form 10-K/A for Fiscal Year Ended December 31, 2014

Ladies and Gentlemen:

This letter is being submitted on behalf of Kennedy-Wilson Holdings, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on June 15, 2015 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 and Form 10-K/A for the fiscal year ended December 31, 2014. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 30

In future periodic filings, please provide a more robust discussion of the effects foreign currencies have on your operations. Specifically, please disclose the currencies that have the greatest effect on your operations and quantify the effects each had for each of the years presented. Provide a similar discussion within your segment operations.

Response: The Company advises the Staff that, in all future periodic reports, it will include a more robust discussion in its MD&A of the effects foreign currencies have on its operations. As

July 8, 2015 Page 2

noted in more detail below in response to comment 4, the Company has provided significantly more detailed disclosure regarding the effects of foreign currencies on its operations in the Company’s quarterly report on Form 10-Q for the first quarter of 2015. The Company undertakes to provide disclosure in future periodic reports that quantifies the material effects that fluctuations in both foreign currency exchange rates and the valuation of associated derivative instruments had on its operations (by segment) for the periods presented. The Company also advises the Staff that it will specifically disclose the currencies that have the greatest effect on its operations.

Services Segment Revenues, page 35

2.
We note the company assets under management (AUM) increased $3.3 billion to $18.1 billion from prior year. In an effort to provide more transparent disclosures regarding trends in investment management fees, please revise your future periodic filings to include the following:

▪	Rollforward of your AUM for each period presented by fund type to separately present gross inflows and outflows, distributions for a realization event, and market appreciation/depreciation; and a

▪	Discussion for the underlying reasons for changes in AUM on a gross basis.

Response: The Company respectfully acknowledges the Staff’s comment regarding the changes to its assets under management (“AUM”) and its disclosure regarding the same. The Company advises the Staff that its AUM figure is principally intended to reflect its presence in the real estate industry, consolidating both its investments and services business segments. The Company includes the following definition of “AUM” in its periodic reports under the Securities Exchange Act of 1934, as amended, and publicly available documents that discuss AUM:

“AUM generally refers to the properties and other assets with respect to which we provide (or participate in) oversight, investment management services and other advice, and which generally consist of real estate properties or loans, and investments in joint ventures. Our AUM is principally intended to reflect the extent of our presence in the real estate market, not the basis for determining our management fees. Our AUM consists of the total estimated fair value of the real estate properties and other real estate related assets either owned by third parties, wholly owned by us or held by joint ventures and other entities in which our sponsored funds or investment vehicles and client accounts have invested. Committed (but unfunded) capital from investors in our sponsored funds is not included in our AUM. The estimated value of development properties is included at estimated completion cost.”

In response to the Staff’s comments and to provide more complete disclosure regarding its AUM metric, the Company will present an acquisitions / dispositions rollforward and a discussion of the material underlying reasons for changes in AUM on a gross basis.

Income from Unconsolidated Investments, page 37

July 8, 2015 Page 3

3.
We note your disclosure that the company recorded a profit of $26.6 million on its 25% interest in the unconsolidated investment that sold a portfolio of commercial properties to KWE. Please tell us management’s basis for recording the gain and the accounting literature relied upon. Within your response, please ensure you address the effects the consolidation of KWE has on your analysis.

Response: The Company acknowledges the Staff’s comment on its recognized profit of $26.6 million realized from the liquidation of its 25% interest in the unconsolidated investment (the “JV”) that sold a portfolio of commercial properties to Kennedy Wilson Europe Real Estate plc (“KWE”). The Company advises the Staff that it carefully considered the guidance provided in ASC Topics 805 and 810 as well as Regulation S-X Rule 3A-04 when evaluating this transaction. In evaluating the fundamental characteristics of the transaction discussed below under such guidance, the Company concluded that it was appropriate to treat the transaction as a “business combination achieved in stages” and that the proper result was the recognition of the resulting $26.6 million gain in earnings upon consummation of the subject transaction.

The Company advises the Staff that prior to the consummation of the subject transaction the Company held a 25% non-controlling ownership interest in an equity method investment. The sale of the portfolio by the JV to KWE (a consolidated subsidiary) resulted in (a) realization of the JV by its liquidation; and (b) 100% ownership and control of the investment by a consolidated subsidiary of the Company. The Company submits to the Staff that the facts underlying the subject transaction and the results from the same represent a “business combination achieved in stages” as governed by ASC 805-10-25-10, which is reproduced below:

“A business combination occurs on the date the acquirer obtains control of the acquiree (i.e., the acquisition date). In a business combination achieved in stages, this is the date on which the acquirer purchases an additional equity interest and gains control of the acquiree. At that date, the acquirer applies the acquisition method to account for the combination. The acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value, and recognizes the resulting gain or loss in earnings (including changes in value that were previously recognized in accumulated other comprehensive income). Additionally, the consideration transferred is measured; the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree are recognized and measured; goodwill or, in some cases, a gain from a bargain purchase, is recognized and measured, and the accounting acquirer consolidates the acquiree.”

The Company submits to the Staff that the above guidance clearly demonstrates that the acquisition of control of an unconsolidated equity method investment shall result in the Company recording its basis at its acquisition-date fair value and recognizing the resulting gain or loss in earnings. Even if the Company had itself acquired the additional interest and resulting control of the investment, the appropriate accounting result under this guidance would have led to the application of the acquisition method and the resulting gain or loss to be recognized in earnings.

The Company further advises the Staff that the Company also evaluated the subject transaction under Regulation S-X Rule 3A-04, which is reproduced below:

“In general, there shall be eliminated intercompany items and transactions between persons included in the (a) consolidated financial statements being filed and, as appropriate, (b)

July 8, 2015 Page 4

unrealized intercompany profits and losses on transactions between persons for which financial statements are being filed and persons the investment in which is presented in such statements by the equity method. If such eliminations are not made, a statement of the reasons and the methods of treatment shall be made.”
The Company submits to the Staff that neither prongs of Regulation S-X Rule 3A-04 apply to the subject transaction. As discussed above, the subject transaction was between a consolidated subsidiary of the Company and an unconsolidated investment accounted for via the equity method. The transaction was not between two consolidated entities of the Company. Furthermore, the gain that the Company recognized was as a result of a liquidation of the equity method investment that it held prior to the consummation of the subject transaction. Upon the closing of the subject transaction, the Company received a final cash distribution from the JV (an unconsolidated equity method investment) and the liquidated JV was no longer accounted for via the equity method as its investments were realized.

The Company also advises the Staff of the following distinctive underlying facts of the transaction. Although the Company controls KWE, the purchase of the portfolio of commercial properties by KWE was completely outside of the control (or even participation) of the Company. KWE’s ordinary shares are listed on the London Stock Exchange (“LSE”). Chapter 11 of the LSE’s listing rules require the vote and approval of a majority of independent shareholders to approve any “related-party” transactions. The Company advises the Staff that the Company and any of its affiliates were not permitted to vote their shares in KWE with respect to the transaction. On June 12, 2014, KWE held a meeting of shareholders, whereby 100% of the votes cast voted to approve the transaction between the JV and KWE. As part of the approval process, KWE also engaged an independent appraiser to complete a RICS red book valuation of the portfolio, the results of which equaled the final agreed to purchase price. Furthermore, the Company advises the Staff that, pursuant to the JV’s governing documents, the transaction would not have been possible without the express consent of the Company’s equity partners in the JV. In other words, with respect to the subject transaction, the Company did not have decision-making control over the buy or sell side of the transaction.

Based on the facts underlying the subject transaction and guidance presented above, the Company believes that the recognition of a profit in connection with the underlying transaction was the appropriate result.

Quantitative and Qualitative Disclosures about Market Risk, page 46

4.
Given the company’s increased exposure to foreign exchange rates as a result of the consolidation of KWE, please tell us how you determined it was unnecessary to provide quantitative and qualitative disclosures about foreign currency risk. Reference is made to Item 305 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and undertakes to comply with Item 305 of Regulation S-K in its periodic reports. The Company further informs the Staff that it continuously monitors its exposure to foreign exchange rates and updates its public disclosures accordingly. For example, as a result of increased exposure to foreign exchange rates, the Company included significantly more detailed quantitative and qualitative disclosure of such

July 8, 2015 Page 5

exposure in its quarterly report on Form 10-Q for the first quarter of 2015 and undertakes to further expand such disclosure in future periodic reports to the extent the same remains material.

Specifically, the Company included the following disclosure in the “Quantitative and Qualitative Disclosures about Market Risk” section of the aforementioned Form 10-Q:

“Currency Risk – Foreign Currencies

The financial statements of KW Group's subsidiaries located outside the United States are measured using the local currency as this is their functional currency. The assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date, and income and expenses are translated at the average monthly rate. The foreign currencies include the euro, the British pound sterling, and the Japanese yen. Cumulative translation adjustments, to the extent not included in cumulative net income, are included in the consolidated statement of equity as a component of accumulated other comprehensive income.

As discussed throughout this report, we are required under US GAAP to consolidate certain non-wholly owned subsidiaries or investments that we control.  As such, our financial statements reflect currency translation adjustments and related hedging activities on a gross basis. In many instances, these fluctuations are not reflective of the actual foreign currency exposure of the underlying consolidated subsidiary. For example, we are required to translate the activities of KWE into US dollars even though KWE does not invest in US dollar denominated assets.  Therefore, it is important to look at the provided currency translation and currency derivative adjustment information net of noncontrolling interests to get a more accurate understanding of the actual currency exposure for the Company.

Currency Derivative Contracts

Fluctuations in foreign exchanges rates may have a significant impact on the results of our operations. In order to manage the effect of these fluctuations, we typically hedge 50%-100% of our net investment in certain non-U.S. operations through the use of currency derivative contracts such as foreign currency forward contracts and options. As of March 31, 2015, approximately 75% of our net investment in certain foreign operations is hedged against the Euro, British pound sterling, and Japanese yen.

As of March 31, 2015, approximately 44% of our investment account is invested through our foreign platforms in their local currencies. Investment level debt is generally incurred in local currencies and there we consider our equity investment as the appropriate exposure to evaluate for hedging purposes.

For the three months ended March 31, 2015 and 2014, KW Group recorded a gain, net of taxes, of $11.5 million and a loss, net of taxes, of $1.5 million, respectively, in other comprehensive income as the portion of the currency derivative contract used to hedge the currency exposure of certain of our consolidated subsidiaries qualifies as a net investment hedge under ASC Topic 815.”

In future periodic reports requiring Item 305 disclosure, the Company undertakes to supplement the above disclosure with the following, for so long as the same remains material:

July 8, 2015 Page 6

•
the percentage of the Company’s consolidated cash and net investment account at the end of the applicable period that was denominated in foreign currencies, identifying which of those currencies present the most significant exposure to the Company;

•	the notional amount covered by, and the fair value of, the Company’s currency hedging instruments as of the end of such period; and

•
the net effect (taking into account the effect of derivative instruments in place) of a ten percent fluctuation in the applicable exchange rate on the Company’s net investment account at the end of such period.

Form 10-K/A for the year ended December 31, 2014

3-09 Financial Statement

5.
We note that certain audited and unaudited financial statements have been excluded from the filing that were included in the amended 10-K filed on March 31, 2014. Please tell us how the company determined it was appropriate to exclude these financial statements. For example, audited financial statements as of 12/31/2013 and unaudited financial statements as of 12/31/2012 were included in the prior year filing for KWF Real Estate Venture X L.P. but excluded from the current year filing.

Response: The Company advises the Staff that it regularly monitors its compliance with its obligations under Regulation S-X Rule 3-09. The Company concluded that separate financial statements for certain entities provided in previous years were not necessary in the amended 10-K filed on March 31, 2015 as they were not significant under the applicable tests provided in Regulation S-X Rule 3-09 and Regulation S-X Rule 1-02(w) and were investments that were equity method investments in prior periods but were treated as consolidated investments in the Company’s financial statements as of December 31, 2014.

Regulation S-X Rule 3-09 requires the Company to provide separate financial statements for investments that are not consolidated and 50 percent or less owned by the Company, “[i]f any of the conditions set forth in § 210.1-02(w), substituting 20 percent for 10 percent in the tests used therein to determine a significant subsidiary, are met…” Regulation S-X Rule 1-02(w) provides for three separate tests in determining whether a subsidiary is “significant.” These three tests are generally known as the “investment test,” “asset test,” and “income test.” The Company advises the Staff that the Company conducted an analysis of each of its investments below (in conjunction with its analysis of all of its unconsolidated investments) and determined that none of the below investments qualified as a “significant subsidiary” under any of the three applicable tests as of December 31, 2014. As of December 31, 2014, the Company’s total assets were $6,332,100,000 and its income from continuing operations before income taxes was $54,300,000.

July 8, 2015 Page 7

Entity / Investment	Total Investment	Investment / Total Assets	Equity in Income (Loss) From Continuing Operations Before Taxes	Equity in Income (Loss) From Continuing Operations Before Taxes / Total Income From Continuing Operations Before Taxes

KWF Real Estate Venture X, L.P.	$51.6 million	.82%	$(201,000)	(0.4)%
KWF Real Estate Venture XII, L.P.	$53.4 million	.84%	$(697,000)	(1.3)%
KWF Real Estate Venture XIII, L.P.	$26.4 million	.42%	$(296,000)	(0.5)%
KWF Real Estate Venture XV, L.P.	$30.5 million	.48%	$496,633(1)	0.9%
KW Residential, LLC	$60.7 million	.96%	$990,000	1.8%
KWI America Multifamily, LLC / KW SV Investment West Coast, LLC	$1.1 million	.02%	$(1,387,215)	(2.6)%

(1)	Excludes gain of $26.6 million relating to the sale of the entity’s assets.

Based on the reasons discussed above, the Company believes that it properly did not include the separate financial statements of the above entities in its amended Form 10-K filed on March 31, 2015.

****

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

Julian T.H. Kleindorfer
of LATHAM & WATKINS LLP

cc:    William J. McMorrow, Kennedy-Wilson Holdings, Inc.
Justin Enbody, Kennedy-Wilson Holdings, Inc.
In Ku Lee, Kennedy-Wilson Holdings, Inc.

July 8, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F Street, N.E.,
Washington, D.C. 20549

Attention:    Kevin Woody, Branch Chief
Shannon Sobotka, Staff Accountant

Re:    Kennedy-Wilson Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Form 10-K/A for Fiscal Year Ended December 31, 2014

Ladies and Gentlemen:

In connection with the letter dated July 8, 2015 pursuant to which Kennedy-Wilson Holdings, Inc. (the “Company”) responded to the comments of the staff of the Division of the Corporate Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on June 15, 2015, the Company hereby acknowledges that, (a) the Company is responsible for the adequacy and accuracy of the filings it makes with the Commission, (b) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KENNEDY-WILSON HOLDINGS, INC.

By:	/s/ Justin Enbody
	Name:	Justin Enbody
	Title:	Chief Financial Officer